Exhibit 99.1

Dominion Diamond Corporation Chairman and CEO Takes Medical Leave

YELLOWKNIFE, NT, Nov. 20, 2014 /CNW/ - Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the "Company" or "Dominion") announces that the board of directors has granted Robert Gannicott, Chairman and Chief Executive Officer, medical leave of absence to undergo important treatment which is expected to continue until mid- February next year.

While Mr. Gannicott is undergoing treatment, current lead director and long standing board member Dan Jarvis will assume the role of Acting Chairman and will be supported in this role by Audit Committee Chairman Ollie Oliveira who has extensive experience in the diamond mining industry. During this period, Brendan Bell, currently Executive Vice President, will assume the role of Acting Chief Executive. Brendan will be supported in this role by the appointment of Elliot Holland as Vice President responsible for the Jay Project and Business Development.  The appointment of Mr. Holland will be instrumental as the Company continues to advance the Jay Project which, beyond Misery and Pigeon, represents the future at Ekati.

Prior to joining Dominion, Elliot Holland was a partner at McKinsey & Company serving mining clients, including diamond mines, on operations, strategy and capital projects. Mr. Holland holds a BSE in civil and environmental engineering from Princeton University and an MBA from Stanford University.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines.  Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world's third largest producer of rough diamonds by value.

SOURCE Dominion Diamond Corporation

%CIK: 0000841071

For further information:

For more information, please visit www.ddcorp.ca

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 07:15e 20-NOV-14